HEAD OFFICE



03 JUL -2 AM 7:21

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com



03024283

June 30, 2003

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

3,850,127 shares, each having a nominal value of TL1,000,000, owned by Doğuş Holding A.Ş. in Voyager Mediterranean Turizm Endüstri ve Ticaret A.Ş. (the "Company"), representing 77% of the share capital of the Company, were transferred to Garanti Bank as per the Bank's Board of Directors' decision dated June 27, 2003 and numbered 2067, for a consideration determined pursuant to adjusted net asset value of TL162,533,111,305,000 was calculated by KPMG Cevdet Suner Denetim ve Yeminli Mali Müşavirlik A.Ş. in accordance with the Company's financial statements for the period of March 31, 2003. As per the said share transfer, Garanti Bank owns 77% share in the Company.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations